FORM 3

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     Jim Arnold

2.   Date of Event Requiring Statement (Month/Day/Year)
     3/8/00

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

5.   Relationship of Reporting Person to Issuer (Check all applicable)

     _____ Director                          _____ 10% Owner

     __X__ Officer (give title below)        _____ Other (specify below)
               -Leader, Asia Region

6.   If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)


2.   Amount of Securities Beneficially Owned (Instr. 4)


3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)


4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)
                                                                        (Over)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)
     a. Employee Stock Option (Right to buy)
     b. Deferred Stock Units

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:   a. 3/8/01 (1)
                         b. (2)
     Expiration Date:    a. 3/8/10
                         b. (2)


3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title          a. Common Stock
                    b. Common Stock

     Amount or Number of Shares    a. 65,000
                                   b. 13,435.1145


4.   Conversion or Exercise Price of Derivative Security
     a. $13.187
     b. $16.375

5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)
     (D)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:

(1) Subject to vesting at the rate of 25% per year for four consecutive years, commencing 3/8/01.

(2) Deferred Stock Units were accrued under the Company's Key Leadership Deferred Income Stock Purchase Plan. 3358.7786 shares are subject to forfeiture until the third anniversary of the transaction date.


                                     /s/ Michael G. Wooldridge           2/12/01
                                     **Signature of Reporting Person       Date
                                     Michael G. Wooldridge for
                                     Jim Arnold by Power of Attorney

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.